SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Exhibit 99.1

Announcement of the Annual General Meeting of Shareholders for Fiscal Year 2005

The Board of Directors of Woori Finance Holdings passed a resolution to hold the annual general meeting of shareholders on March 28, 2006.

Key Details Relating to the Annual General Meeting of Shareholders

•	Meeting Date and Time: March 28, 2006; 10:00 a.m.

•	Venue: 203, Hoehyon-dong 1-ga, Woori Bank head office building, 5th floor, Chung-ku, Seoul, Korea

•	Agenda:

1)	Approval of non-consolidated financial statements for the fiscal year 2005

2)	Appointment of candidates for the members of the Audit Committee who are non-executive directors

3)	Approval of directors’ compensation limit

•	Board of Directors’ Resolution Date: March 3, 2006

•	Agenda details

–	Appointment of non-standing directors (candidates) as Audit Committee members

Name	Date of Birth	Work & Academic Background

Je-Hoon Lee	Jan. 2, 1940	- Current) President of Korea BBB Association - CEO & President of The Joongang Ilbo

Sung-Tae Ro	Sep. 3, 1946	- Current) President of Korea Economic Research Institute - Chief Editor of The Korea Economic Daily

Woon-Youl Choi	April 2, 1950	- Current) Vice-president of Sogang University - Member of the Monetary Policy Committee

Chung-Sook Moon	March 30, 1955	- Current) Professor of Economics at Sookmyung Women’s University - Member of Regulatory Reform Committee

Sung-Hwan Bae	Nov. 25, 1956	- Current) Director of Korea Deposit Insurance Corporation - Banking Supervisory Authority of the Bank of Korea

Bong-Soo Park	Dec. 24, 1948	- Current) Member of Research Advisor at Korea Institute for International Economic Policy - Chief Director of Korea Technology Credit Guarantee Fund

Exhibit 99.2

Resolution Relating to Woori Finance Holdings’ Dividend Payment

The Board of Directors of Woori Finance Holdings passed a resolution recommending a cash dividend of KRW400 per common share.

Key Details

(Unit: KRW)

Items	FY 2005	FY 2004
Dividend per share	400	150
Dividend Amount	322,405,116,000	119,467,951,650
Net Income	1,688,221,179,916	1,261,924,570,239
Outstanding Common Stock	806,015,340	796,455,558
Dividend Ratio	2.0%	1.8

•	This dividend is payable to all holders of outstanding common stock as of December 31, 2005.

•	Expected dividend disbursement date : April 13, 2006

*	This dividend may be adjusted as a result of the annual general meeting of shareholders and/or evaluation made by the external auditor.
*	Change in accounting policy is reflected in 2004 figures for the purpose of comparison.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: March 3, 2006	By:	/s/ Youngsun Kim
(Signature)

	Name:	Youngsun Kim
	Title:	Director